Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following is an email sent to certain customers of Macromedia, Inc. on May 5, 2005:

Dear Macromedia customer,

        As you probably know, Macromedia and Adobe are joining together to deliver solutions for our customers that make great digital experiences possible.

        With complementary technology platforms, products, and customers, we are both focused on enabling the creation and delivery of compelling content and experiences across multiple operating systems, devices, and media. Most importantly, we share a common mission for the future: to help people and organizations communicate better.

        By combining the passion and creativity of two leading-edge companies with the diversity and energy of our respective customers, we will drive innovations that will inspire you to improve the ways people everywhere are experiencing and interacting with information. We look forward to working with you, our customers, as we create the future together.

        The companies anticipate completion of this transaction by the fall of this year. Although we are currently engaged in integration planning, we will remain and operate as independent entities until the acquisition is complete. Macromedia customers should continue to contact Macromedia sales and support for Macromedia products and solutions.

        We invite you to learn more about the acquisition, and, as always, we welcome your feedback.

Regards,

Stephen Elop
CEO, Macromedia

FORWARD-LOOKING STATEMENTS: This email includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this email include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Adobe's results, future expectations concerning available cash and cash equivalents, Adobe's expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this email. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this email. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this email. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this email. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

        Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.